VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jerard Gibson

Re:	Premier, Inc. Registration Statement On Form S-3 (No. 333-199158 )

Dear Mr. Gibson:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Premier, Inc. (“Premier”) hereby respectfully request that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 10:00 a.m., Eastern Standard time, on November 12, 2014, or as soon as practicable thereafter.

Notwithstanding the foregoing, Premier acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Premeir from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Premier may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Andrew A. Gerber, VP, Legal at Premier, at 704.816.5556 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

PREMIER, INC.

By:	/s/ Craig. S. McKasson
Name: Craig S. McKasson Title: Chief Financial Officer

cc:	Jeffery W. Lemkin
David L. Klatsky